

December 22, 2010

By facsimile to (678) 489-6614 and U.S. mail

Mr. Kenneth Rakestraw
President
Alternate Energy Solutions, Inc.
1061 Highway 92 N.
Fayetteville, GA 30214

Re: Alternate Energy Solutions, Inc., formerly The Forsythe Group Two, Inc.
       Amendment 1 to Quarterly Report on Form 10-Q for the quarterly period ended
       September 30, 2010
       Filed December 14, 2010
       File No. 0-53107

Dear Mr. Rakestraw:

We reviewed the filing and have the comment below.

Item 4(T). Controls and Procedures

1. We have reviewed your response to comment one in our letter dated December 1, 2010 as well as the amended quarterly report on Form 10-Q you filed on December 14, 2010. In connection with your revised disclosure, please address the following issues:

- You state in the first paragraph of your revised disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were <u>ineffective</u> as of the end of the period covered in the report. In contrast, you state in the second paragraph that your principal executive officer and principal financial officer determined that your disclosure controls and procedures are <u>effective</u>. Please revise your disclosure to reconcile these conflicting statements.

- You describe in the second paragraph that your disclosure controls and procedures were designed to provide only <u>reasonable</u> <u>assurance</u> of achieving their objectives. In future filings, including the amendment filed in response to this comment letter, please provide your conclusion as to the effectiveness of your disclosure controls and procedures at that reasonable assurance level.

- Regarding the corrective action you disclose that you will undertake to address your material weaknesses, please provide us more information about the "experienced third party accounting firm" with whom you will work. Please identify the firm, summarize its experience and qualifications, and explain how you intend to use their services to address the material weaknesses that you have identified.

See Section II.F.4 of Release No. 33-8238 available on the Commission's website at http://www.sec.gov/rules/final/33-8238.htm.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 if you have any questions.

Very truly yours,

Pamela A. Long
Assistant Director